EXHIBIT 99.28

Date: 26/04/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: MERCATOR MINERALS LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21/05/2010
Record Date for Voting :	21/05/2010
Beneficial Ownership Determination Date :	21/05/2010
Meeting Date :	25/06/2010
Meeting Location:	8275 N. Mineral Park Road, Golden Valley, Arizona USA

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS B COMMON SHARE	587582107	CA5875821079

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MERCATOR MINERALS LTD.